Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2004

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No   X
                      -----                                       ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------


1. German Press Release issued March 1, 2004 regarding 2003 financial information.

                                    EXHIBIT 1
                                    ---------





SGL Carbon: Profit from operations for 2003 up significantly year-on-year
Net loss widens due to one-time charges affecting net financing costs

Wiesbaden, March 1, 2004. The SGL Carbon Group recorded sales revenue for 2003 of around (euro)1.05 billion (2002: (euro)1.11 billion). Sales revenue was hit by declining demand in a number of business areas due to economic factors, as well as the slide of the US dollar against the euro. Adjusted for currency translation effects, sales revenue increased slightly.

Profit from operations up sharply
At its meeting today, the Supervisory Board approved the annual financial statements. SGL Carbon's profit from operations before costs relating to antitrust proceedings and restructuring was up around one-third year-on-year at
(euro)39 million (2002: (euro)29 million). The profit from operations after restructuring expenses also improved by around 45 percent on the previous year, to approximately (euro)29 million. As part of its review of all provisions for antitrust risks, the Company increased the provision set up in Q3/2003 for the fine relating to its non-core Graphite Specialties activities to just under
(euro)20 million. SGL Carbon believes that the fine of (euro)23.6 million imposed on the Company by the European Commission in December 2003 is unjustified and has appealed to the European Court. The profit from operations after all one-time expenses was well up on the previous year at (euro)9 million (2002: loss of (euro)2 million).

Net financing costs hit by one-time charges
Interest on borrowings and the interest component of the addition to pension provisions remained unchanged year-on-year at (euro)37 million in total. All in all, net financing costs for 2003 amounted to (euro)73 million. The difference of (euro)36 million is largely due to the following one-time factors: the successful refinancing at the start of 2004 meant that the remaining costs from the previous financing package amounting to (euro)16 million had to be derecognized. Net financing costs were also affected to the tune of (euro)20 million by the non-cash imputed interest on liabilities arising from the North American antitrust proceedings ((euro)6 million) and an interest charge on the disputed European antitrust proceedings ((euro)6 million), as well as other charges ((euro)8 million).

Net loss increased
As a result of the clear turnaround in our business in the USA, SGL Carbon has recognized a first portion of the loss carryforwards there on the basis of a conservative estimate. This resulted in a tax income of (euro)10 million. Due to the substantial one-time costs relating to refinancing and antitrust proceedings, the net loss widened significantly year-on-year to around (euro)50 million (2002: (euro)24 million). SGL Carbon will present the comprehensive figures for 2003 at its annual press conference on March 16, 2004 in Frankfurt am Main.


A confident outlook for fiscal 2004
SGL Carbon expects a moderate economic recovery in 2004. Due to further restructuring and efficiency-enhancing measures, higher prices for graphite electrodes and demand-driven improvements in results at Graphite Specialties and SGL Technologies, the Company is forecasting a substantial increase in its profit from operations in the current fiscal year.

No offer:
This announcement does not constitute an offer to sell, or a solicitation of an offer to buy or sell, any securities of SGL Carbon. Securities may not be offered or sold in the United States absent registration or an exemption from registration; any public offering of securities in the United States must be made by means of a prospectus that may be obtained from the issuer and that contains detailed information about the company and management as well as financial statements.

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

Profit from operations
----------------------

(euro)m                                                           2003      2002       Change in %
----------------------------------------------------------------------------------------------------------
Profit from operations before costs relating to antitrust         39         29              +34
proceedings and restructuring
----------------------------------------------------------------------------------------------------------
Restructuring expenses                                            -10        -9              +11
----------------------------------------------------------------------------------------------------------
Profit from operations before costs relating to antitrust         29         20              +45
proceedings
----------------------------------------------------------------------------------------------------------
Costs relating to antitrust proceedings                           -20       -22              -9
----------------------------------------------------------------------------------------------------------
Profit from operations                                             9         -2               -
----------------------------------------------------------------------------------------------------------



Net financing costs
-------------------

(euro)m                                                                2003                 2002
----------------------------------------------------------------------------------------------------------
Interest on borrowings                                                 -27                   -27
----------------------------------------------------------------------------------------------------------
Interest component of addition to pension provisions                   -10                   -10
----------------------------------------------------------------------------------------------------------
Refinancing expenses                                                   -16                    0
----------------------------------------------------------------------------------------------------------
Imputed interest on antitrust liabilities in North America              -6                    3
----------------------------------------------------------------------------------------------------------
Deferred interest from European antitrust proceedings                   -6                    0
----------------------------------------------------------------------------------------------------------
Other1                                                                  -8                    8
----------------------------------------------------------------------------------------------------------
Net financing costs                                                    -73                  -26
    thereof non-cash                                                   -27                    4
----------------------------------------------------------------------------------------------------------

1 Relates primarily to net investment income, interest income, deferred costs arising from the convertible bond, the exchange rate effect on the liabilities for the North American antitrust proceedings, and expenses for EU guarantees. In 2002, this item included positive valuation effects of around (euro)12 million in relation to the North American antitrust liabilities and the fair value measurement of derivatives.










For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel.: +49 (0) 611 60 29 105 / Fax: +49 (0) 611 60 29 101 /
Mobile: +49 (0) 170 540 2667
e-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SGL CARBON Aktiengesellschaft



Date: March 1, 2004            By:  /s/ Robert J. Kohler
                                    ------------------------------
                                    Name:    Robert J. Koehler
                                    Title:   Chairman of the Board of Management


                               By:      /s/ Dr. Bruno Toniolo
                                       -----------------------------
                                    Name:    Dr. Bruno Toniolo
                                   Title:    Member of the Board of Management